UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER

8- 66084



07006309

ANNUAL AUDITED REPORT
FORM X-17A-5(A)
PART III

SEC MAIL RECEIVED
MAR 0 5 2007
WASH. D.C. 213 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 AND ENDING DECEMBER 31, 2006
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

RUCKER CAPITAL PARTNERS, LLC
NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM ID. NO. 128045

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1704 MADALINE DRIVE
                                                                            (No. and Street)

AVENEL	NEW JERSEY	07001
(City)	(state)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MOSE CHAD RUCKER III   (732) 855-9241
                                                            (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED

STEVEN EDWARDS, CPA
(Name - if individual, state last, first, middle name)

APR 0 9 2007

THOMSON FINANCIAL

37 EASTBOURNE DRIVE	CHESTNUT RIDGE	NEW YORK	10977
(Address)	(City)	(state)	Zip Code

CHECK ONE:
        [X] Certified Public Accountant
        [ ] Public Accountant
        [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).

OATH OR AFFIRMATION

I _Mose Rucker III_ swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Rucker Capital Partners_ as of _February 28_ 20_07_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CEO
Title

_____
Notary Public

SHEILA SIMMONS
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN BRONX COUNTY
NO. 01SI6146411
MY COMMISSION EXPIRES MAY 15, 2010

This report** contains (check all applicable boxes):
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STEVEN EDWARDS, CPA
37 Eastbourne Drive
Chestnut Ridge, New York 10977

Mose Rucker III
Rucker Capital Partners, LLC

We have audited the accompanying statement of financial condition of Rucker Capital Partners, LLC as of December 31, 2006, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. U.S. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rucker Capital Partners, LLC at of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Steven Edwards, CPA
Chestnut Ridge, New York 10977
February 13, 2007

Rucker Capital Partners, LLC
Statement of Financial Condition
December 31, 2006

Assets

Cash	$ 11,805
Accounts Receivables	-
Prepaid expenses	100
Property and equipment, at cost,	
less accumulated depreciation of $1,256.	1,590
	$ 13,495

Liabilities and Members' Equity

Liabilities:	
Accounts payable	$ 2,259
	2,259
Members' equity:	
Members' contribution	11,461
Retained earnings	(225)
Total members' equity	11,236
	$ 13,495

The accompanying notes are an integral part of these financial statements.

Rucker Capital Partners, LLC
Statement of Income
December 31, 2006

Revenues:		
Commissions	$	1,500
Interest		153
		1,653
Expenses:		
Communication and data processing		304
Occupancy		564
Fees and assessments		1,495
Other expenses		2,094
		4,457
Net loss	$	(2,804)

The accompanying notes are an integral part of these financial statements.

Rucker Capital Partners, LLC
Statement of Changes in Members' Equity
December 31, 2006

	Members' Contribution	Retained Earnings	Total Members' Equity
Balances at January 1, 2006	$ 11,171	$ 2,579	$ 13,750
Net income	-	(2,804)	$ (2,804)
Members' contributions	290	-	$ 290
Members' distributions	-	-	$ -
Balance at December 31, 2006	$ 11,461	$ (225)	$ 11,236

The accompanying notes are an integral part of these financial statements.

Rucker Capital Partners, LLC
Statement of Cash Flows
December 31, 2006

Cash flows from operating activities:		
Net income		$ (2,804)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	$ 569	
(Increase)/decrease in operating assets:		
Accounts Receivable	357	
Increase/(decrease) in operating liabilities:		
Accounts payable	578	
Total adjustments		$ 1,504
Net cash provided/(used) by operating activities		(1,300)
Cash flows from investing activities:		
Net cash provided/(used) by investing activities		-
Cash flows from financing activities:		
Proceeds from members' contributions	290	
Payment of members' distributions	-	
Net cash provided/(used) by financing activities		290
Increase/(decrease) in cash		(1,010)
Cash at beginning of the year		12,815
Cash at end of the year		$ 11,805

The accompanying notes are an integral part of these financial statements.

Rucker Capital Partners, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2006

Total members' equity	$	11,236
Total members' equity qualified for net capital	$	11,236
Deductions and/or charges:		
Nonallowable assets:		
Property and Equipment, net	1,590	
Prepaid Expenses	100	
		1,690
Net capital	$	9,546
Aggregate indebtedness		
Items included in consolidated statement of financial condition:		
Accounts payable	$	2,259
Total aggregate indebtedness		2,259
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital at 100 percent	$	4,546
Excess net capital at 120 percent	$	3,546
Ratio: Aggregate indebtedness to net capital		0.24 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2006)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	9,546
		-
Net capital per above	$	9,546

Schedule II

Rucker Capital Partners, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2006

The broker-dealer is claimimg an exemption to completing this schedule due its applicablity
to Rucker Capital Partners, LLC

Schedule III

Rucker Capital Partners, LLC

Information Relating to Prossession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2006

The broker-dealer is claimimg an exemption to completing this schedule due its applicablity to Rucker Capital Partners, LLC.

Schedule I

Rucker Capital Partners, LLC

Schedule of Segregation Requirements and Funds
in Segregation for Customers' Regulated
Commodity Futures and Options Accounts

As of December 31, 2006

The broker-dealer is claimimg an exemption to completing this schedule due its applicablity to Rucker Capital Partners, LLC.

Rucker Capital Partners, LLC

Notes to Financial Statements

December 31, 2006

1. Organization and Nature of Business

The Company is a licensed broker-dealer with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is a Delaware Limited Liability Company (LLC).

2. Significant Accounting Policies

Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged primarily in the private placement of investments for its clients, mergers & acquisitions and general corporate advisory services.

Depreciation

Depreciation is provided on a straight-line basis using an estimated useful life of five years.

Income Taxes

As a limited liability company the members have elected to flow-through all income tax implications to the members of the Company.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $9,546, which was $4,546, in excess of its required net capital of $5,000. The Company's net capital ratio was 0.24 to 1.

STEVEN EDWARDS, CPA
37 Eastbourne Drive
Chestnut Ridge, New York 10977

Mose Rucker III
Rucker Capital Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Rucker Capital Partners, LLC (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:
1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control of and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, the National Association of Securities Dealers (NASD) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Steven Edwards, CPA
Chestnut Ridge, New York 10977
February 13, 2007

